

August 21, 2013

Via E-mail
Mr. Andrew Grant
Chief Executive Officer and Chief Financial Officer
Powder River Coal Corp.
123 W. 1st Street, Suite 675
Casper, WY 82601

      Re: Powder River Coal Corp.
               Form 10-K
               Filed April 11, 2013
               File No. 0-54257

Dear Mr. Grant:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Terence O'Brien

                                 Terence O'Brien
                                 Branch Chief